UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41987

U-BX TECHNOLOGY LTD.

(Translation of registrant’s name into English)

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Changes in Company’s Certifying Accountant.

(1)	Previous Independent Registered Public Accounting Firm

(i)	On August 5, 2024, U-BX Technology Ltd. (the “Company”) notified Wei, Wei & Co., LLP, the independent registered public accounting firm of the Company, of its decision to dismiss Wei, Wei & Co., LLP as the Company’s auditor.

(ii)	The report of Wei, Wei & Co., LLP on the financial statements of the Company for the fiscal years ended June 30, 2023 and 2022 and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for the fiscal years ended June 30, 2023 and 2022 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii)	The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and the Board of Directors of the Company.

(iv)	During the Company’s most recent fiscal years ended June 30, 2023 and 2022 and through August 5, 2024, the date of dismissal, (a) there were no disagreements with Wei, Wei & Co., LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Wei, Wei & Co., LLP, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

(v)	On August 21, 2024, the Company provided Wei, Wei & Co., LLP with a copy of this Current Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Report of Foreign Private Issuer on Form 6-K.

(2)	New Independent Registered Public Accounting Firm

On August 8, 2024, the Audit Committee and the Board of Directors of the Company approved and ratified the appointment of HTL International, LLC as its new independent registered public accounting firm to audit the Company’s financial statements, effective on Augus 21, 2024. During the two most recent fiscal years ended June 30, 2023 and 2022 and any subsequent interim periods through the date hereof prior to the engagement of HTL International, LLC, neither the Company, nor someone on its behalf, has consulted HTL International, LLC regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

Exhibit Index

Exhibit No.	Description
16.1	Letter from Wei, Wei & Co., LLP addressed to the U.S. Security Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2024	U-BX TECHNOLOGY LTD.

	By:	/s/ Jian Chen
	Name:	Jian Chen
	Title:	Chief Executive Officer and Director

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